Exhibit 99.1

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended September 30, 2025

Majuro, Marshall Islands, October 24, 2025, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP-PA, GLOP-PB, GLOP-PC), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended September 30, 2025.

Recent Developments

Sale of Vessel

In September 2025, GasLog Partners entered into an agreement to sell, subject to customary and other closing conditions, the Methane Jane Elizabeth, a 145,000 cubic meter steam turbine propulsion (“Steam”) LNG carrier built in 2006, to an unrelated third party for a gross sale price of approximately $25.0 million, resulting in the reclassification of the vessel as held for sale and the recognition of an impairment loss of $22.3 million as of September 30, 2025. The sale was completed on October 13, 2025.

GasLog Partners Dividend Declarations

On September 25, 2025, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $2.93 per common unit to GasLog Ltd. (“GasLog”) that was settled immediately.

Quarterly Financial Results

Amounts in thousands of U.S. dollars	For the three months ended
	September 30, 2024	September 30, 2025
Revenues	$85,670	$60,863
Profit/(loss) for the period	$44,488	$(13,033)

Revenues were $60.9 million for the quarter ended September 30, 2025 ($85.7 million for the same period in 2024). The decrease of $24.8 million is mainly attributable to the 184 less available days due to the redelivery of the Methane Heather Sally to its owners and the sale of the Methane Alison Victoria in July 2025, the 2024 and 2025 fixtures at lower rates due to the weak market and the 198 idle days in the quarter ended September 30, 2025 (nil idle days for the quarter ended September 30, 2024) .

Loss was $13.0 million for the quarter ended September 30, 2025 (profit of $44.5 million for the same period in 2024). The decrease in profit of $57.5 million is mainly attributable to a) $23.6 million non-cash impairment loss, $22.3 million of which relate to the agreement to sale the Methane Jane Elizabeth, b) a decrease of $8.3 million in non-cash gain on disposal of vessel ($8.2 million non-cash gain on disposal was recognized in the quarter ended September 30, 2024 as a result of the GasLog Santiago sale and leaseback completed on August 27, 2024) and c) a decrease of $24.8 million in revenues, as discussed above.

Unaudited condensed consolidated statements of financial position

(All amounts expressed in thousands of U.S. Dollars)

	December 31, 2024	September 30, 2025
Assets
Non-current assets
Other non-current assets	1,482	1,197
Tangible fixed assets	1,276,472	1,141,071
Right-of-use assets	129,890	87,928
Total non-current assets	1,407,844	1,230,196
Current assets
Vessel held for sale	—	24,133
Trade and other receivables	13,383	18,439
Inventories	2,725	5,782
Due from related parties	10,408	5,301
Prepayments and other current assets	3,986	2,875
Cash and cash equivalents	7,771	3,292
Total current assets	38,273	59,822
Total assets	1,446,117	1,290,018
Partners’ equity and liabilities
Partners’ equity
Common unitholders and general partner	1,016,574	888,267
Preference unitholders	280,129	279,945
Total partners’ equity	1,296,703	1,168,212
Current liabilities
Trade accounts payable	7,733	9,590
Other payables and accruals	33,784	36,894
Lease liabilities—current portion	42,741	40,737
Total current liabilities	84,258	87,221
Non-current liabilities
Lease liabilities—non-current portion	64,852	34,351
Other non-current liabilities	304	234
Total non-current liabilities	65,156	34,585
Total partners’ equity and liabilities	1,446,117	1,290,018

Unaudited condensed consolidated statements of profit or loss

(All amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
Revenues	85,670	60,863	271,037	211,371
Voyage expenses and commissions	(1,370)	(4,776)	(4,295)	(15,027)
Vessel operating costs	(17,345)	(16,008)	(50,639)	(47,882)
Depreciation	(25,801)	(24,790)	(76,167)	(81,032)
General and administrative expenses	(3,650)	(3,419)	(12,091)	(10,299)
Gain/(loss) on disposal of vessel	8,196	(137)	8,196	(137)
Impairment loss	—	(23,558)	—	(58,170)
Profit/(loss) from operations	45,700	(11,825)	136,041	(1,176)
Financial costs	(1,232)	(1,219)	(3,193)	(3,992)
Financial income	20	11	143	63
Total other expenses, net	(1,212)	(1,208)	(3,050)	(3,929)
Profit/(loss) for the period	44,488	(13,033)	132,991	(5,105)